Exhibit 99.3

745 Seventh Avenue New York, NY 10019 United States

June 7, 2018

CONSENT OF BARCLAYS CAPITAL INC.

We hereby consent to (i) the inclusion of our opinion letter, dated March 18, 2018, to the Board of Directors of Orbotech Ltd. (“Orbotech”), as part of the proxy statement of Orbotech included as an Exhibit to the Current Report on Form 6-K furnished by Orbotech on June 7, 2018 (the “Proxy Statement”), relating to the proposed business combination transaction between Orbotech and KLA-Tencor Corporation and (ii) the references in the Proxy Statement to such opinion and our firm in the Proxy Statement under the headings, “Summary—The Merger”, “The Merger—Background of the Merger”, “The Merger—Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board”, “The Merger—Opinion of Orbotech’s Financial Advisor”, The Merger—Certain Projections of Orbotech” and “Annex B—Opinion of Barclays Capital Inc.”.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the U.S. Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of the Proxy Statement within the meaning of the term “experts” as used in the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Richard B. Hardegree

Name:	Richard B. Hardegree
Title:	Managing Director